02 NOV 19 AM 10:01

TAYLOR NELSON SOFRES PLC

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com
File Ref: 82-4668v

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.,
Washington, DC 20549
United States
BY DHL

02060443

SUPPL

13 November 2002

Dear Sir/Madam

Taylor Nelson Sofres plc: file no. 82-4668v

PROCESSED

DEC 17 2002

THOMSON FINANCIAL

In accordance with the requirements of 12g3-2b please find enclosed:-

- Taylor Nelson Sofres plc – Board changes announcement
- LSE announcement of appointment of Remy Sautter

Please acknowledge safe receipt by date-stamping and returning a copy of this letter to me. My fax number is 44 020 8967 1446.

Yours faithfully

pp Cheryl Browne

Judith George
Assistant Company Secretary

Encls.

cc. Zafar Aziz, Bank of New York (London) – 020 7964 6028
Robert Goad, Bank of New York (US)- 001 212 571 3051

c:\winnt\profiles\cherylg\temporary internet files\olk2d\021113.doc

AVS Number: 563717

The board of Taylor Nelson Sofres plc, a world leader in market information, announces the appointment of Rémy Sautter as a non-executive director, with effect from 12 November 2002.

In compliance with 16.3 of the Listing Rules, Taylor Nelson Sofres confirm that Rémy Sautter has provided the company with information it needs to comply with paragraphs 16.3 to 16.5 of the UKLA Listing Rules.

1. **Details of directorships**
   - 1.1. **Chairman** of RTL Radio, Paris and Channel 5, UK.
   - 1.2. **Current directorships** are set out below, all of which are publicly quoted companies –
     - 1.2.1. Non-executive director of PartnerRe Inc, a Reinsurance company, listed on the New York Stock Exchange;
     - 1.2.2. Metropole Télévision (M6), a TV company, listed on the Paris Stock Exchange; and
     - 1.2.3. Wanadoo, a subsidiary of France Telecom, listed on the Paris Stock Exchange.
   - 1.3. **Audit Committee**. Rémy is a) member of the Audit Committee for Metropole Télévision (M6) and b) President of the Audit Committee for Wanadoo.

2. **6.F 2 (b) to (g)**. No such details to be disclosed.

PRESS INFORMATION

TAYLOR NELSON SOFRES

For immediate release **12 November 2002**

Taylor Nelson Sofres plc

Board changes

Taylor Nelson Sofres plc, a world leader in market information, announces the following changes to its board.

Rémy Sautter has been appointed as a non-executive director, with effect from 12 November 2002. He is currently Chairman of Channel 5, the UK television company and Chief Executive and Chairman of RTL Radio, a leading French media business. He is also a non-executive director of PartnerRe inc, a NYSE-listed global reinsurance company.

Deputy Chairman Nick Hodges, who has been a non-executive director since 1997, will retire from the board on 31 December 2002 and will be replaced as senior independent director by Rob Rowley, who joined the board in September 2002. Jacques-Henri David, who joined the board as a non-executive director in 1998, will step down on 31 January 2003.

In addition, the chairmanship of each of the board committees has been reviewed and the following changes will take effect from 2 January 2003. Neil Cross, currently Chairman of the Nomination Committee, will become Chairman of the Audit Committee. Rob Rowley will take the position of Chairman of the Remuneration Committee. Stephan Buck, currently Chairman of the Audit Committee, will take over as Chairman of the Nomination Committee.

Commenting on these moves, Tony Cowling, Chairman of Taylor Nelson Sofres, said: "We are delighted to welcome Rémy to the board. His extensive experience in international media and with French business and financial institutions will be of great value to us, as we continue to develop and grow the company. At the same time, we thank both Nick Hodges and Jacques-Henri David for the invaluable contributions they have made to the group's development over the past five years."

Ends

Taylor Nelson Sofres
Westgate, London W5 1UA
Tel: +44 (0) 208 967 4787 Fax: +44 (0) 208 967 4033

For further information, please contact:

Tony Cowling, Chairman	+44 (0)1372 825 900
Janis Parks, Head of Investor Relations	+44 (0)20 8967 1584
Margaret George, Citigate Dewe Rogerson	+44 (0)20 7638 9571

Email: Janis.Parks@tnsofres.com

Note to editors

About Taylor Nelson Sofres

Through its international network of 230 offices in more than 50 countries, Taylor Nelson Sofres provides market information services in over 100 countries to national and multi-national organisations. It is ranked as the fourth largest market information group in the world. Further information on Taylor Nelson Sofres is available from the corporate website: www.tnsofres.com.

About Rémy Sautter

Age 57, Rémy Sautter is a French citizen and holds a degree in Law, as well as degrees from l'Institut d'Etudes Politiques and l'Ecole Nationale d'Administration, Paris. Prior to taking on his current roles as Chairman of Channel 5 and Chief Executive and Chairman of RTL Radio, he held a number of executive financial positions in prominent French institutions, including the Caisse des Depots, the French Ministry of Defence and Havas.

About Rob Rowley

Age 53, Rob Rowley joined Reuters in 1979, having attained a BSc (Hons) in Economics and Commerce from Southampton University, an MBA from Cranfield University and an ACMA qualification. Following his appointment as Finance Director of Reuters Group PLC in 1990, he took responsibility for the global finance function, legal, compliance, company secretarial, property and pensions. He was closely involved in the strategic development of the company and in its investor relations activity and has extensive experience in capital restructuring and acquisitions. He is currently a non-executive director of Prudential plc and Chairman of its Audit Committee.